SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G*
(Rule 13d-102)

INFORMATION TO BE INCLUDED
IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND
(d) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2
(AMENDMENT NO.     )*

Upwork Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

91688F104
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91688F104	13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS
SG GROWTH PARTNERS I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,309,646*

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,309,646*

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,309,646*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
Consists of 5,309,646 shares of Common Stock, par value $0.0001 per share (the “Common Stock”) held of record by SG Growth Partners I, LP. SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**
All percentage calculations set forth herein are based upon 106,299,106 outstanding shares of Common Stock as of October 31, 2018 as reported by the Issuer to the reporting persons.  The reporting persons acquired the reported shares prior to the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 91688F104	13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS
SGGP I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,309,646*

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,309,646*

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,309,646*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO (Limited Liability Company)

*
Consists of 5,309,646 shares of Common Stock, par value $0.0001 per share (the “Common Stock”) held of record by SG Growth Partners I, LP. SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**
All percentage calculations set forth herein are based upon 106,299,106 outstanding shares of Common Stock as of October 31, 2018 as reported by the Issuer to the reporting persons.  The reporting persons acquired the reported shares prior to the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 91688F104	13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS
DANIEL C. MARRIOTT

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,310,812.67*

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,310,812.67*

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,310,812.67*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
Consists of (i) 5,309,646 shares of Common Stock, par value $0.0001 per share (the “Common Stock”) held of record by SG Growth Partners I, LP and (ii) 1,166.67 shares of Common Stock that have vested or will vest within 60 days pursuant to an award of Restricted Stock Units granted to Mr. Marriott on October 1, 2018. SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**
All percentage calculations set forth herein are based upon 106,299,106 outstanding shares of Common Stock as of October 31, 2018 as reported by the Issuer to the reporting persons.  The reporting persons acquired the reported shares prior to the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 91688F104	13G	Page 5 of 9 Pages

1	NAMES OF REPORTING PERSONS
KENNETH A. FOX

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
5,309,646*

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
5,309,646*

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,309,646*

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.0%**

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
Consists of 5,309,646 shares of Common Stock, par value $0.0001 per share (the “Common Stock”) held of record by SG Growth Partners I, LP. SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

**
All percentage calculations set forth herein are based upon 106,299,106 outstanding shares of Common Stock as of October 31, 2018 as reported by the Issuer to the reporting persons.  The reporting persons acquired the reported shares prior to the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.

CUSIP No. 91688F104	13G	Page 6 of 9 Pages

Item 1(a).	Name of Issuer:

 Upwork Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

 441 Logue Avenue
 Mountain View, California 94043

Item 2(a).	Name of Person Filing:

 This Schedule 13G is filed by:

 (i)   SG Growth Partners I, LP
 (ii)  SGGP I, LLC
 (iii) Daniel C. Marriott
 (iv) Kenneth A. Fox

SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

 The address for each Reporting Person is:

 402 West 13th Street, 5th Floor
 New York, New York, 10014

Item 2(c).	Citizenship:

 (i)  SG Growth Partners I, LP is a Delaware limited partnership.
 (ii) SGGP I, LLC is a Delaware limited liability company.
(iii) Daniel C. Marriott is a citizen of the United States.
(iv) Kenneth A. Fox is a citizen of the United States.

Item 2(d).	Title of Class of Securities:

 Common Stock, par value $0.0001

Item 2(e).	CUSIP Number:

 91688F104

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 91688F104	13G	Page 7 of 9 Pages

Item 4.	Ownership.

        The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of the date hereof and the ownership percentages are based upon 106,299,106 outstanding shares of Common Stock as of October 31, 2018 as reported by the Issuer to the reporting persons. The reporting persons acquired the reported shares prior to the registration of the Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended.
        SGGP I, LLC, the general partner of SG Growth Partners I LP, has sole voting and dispositive power over such shares, and voting decisions with respect to such shares are made by Kenneth A. Fox and Daniel C. Marriott as the investment committee of SGGP I, LLC. Mr. Fox and Mr. Marriott disclaim beneficial ownership of such shares except to the extent of any pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

 Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

 Not applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not applicable.

Item 9.	Notice of Dissolution of Group.

 Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2019

SG GROWTH PARTNERS I, LP

By: SGGP I, LLC, its general partner

By: /s/ Kenneth A. Fox
Name: Kenneth A. Fox
Title: Member

SGGP I, LLC

By: /s/ Kenneth A. Fox
Name: Kenneth A. Fox
Title: Member

By: /s/ Daniel C. Marriott
Name: Daniel C. Marriott

By: /s/ Kenneth A. Fox
Name: Kenneth A. Fox

EXHIBIT 1

JOINT FILING AGREEMENT
Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Common Stock and the information required by this Schedule 13G, to which this Joint Filing Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.
Date:  February 14, 2019

SG GROWTH PARTNERS I, LP

By: SGGP I, LLC, its general partner

By: /s/ Kenneth A. Fox
Name: Kenneth A. Fox
Title: Member

SGGP I, LLC

By: /s/ Kenneth A. Fox
Name: Kenneth A. Fox
Title: Member

By: /s/ Daniel C. Marriott
Name: Daniel C. Marriott

By: /s/ Kenneth A. Fox
Name: Kenneth A. Fox